Exhibit (a)(47)

Genco Shipping & Trading Limited Highlights Recommendations from Leading Independent Proxy Advisory Firms Glass Lewis and Egan-Jones that Shareholders Vote “FOR” ALL of Genco’s Director Nominees

Board Urges Shareholders to Follow Glass Lewis and Egan-Jones’ Recommendation and Vote FOR ALL of Genco’s Highly Qualified and Experienced Directors on the WHITE Proxy Card TODAY — and WITHHOLD on Diana’s Nominees

Additional Information Available at www.GencoDrivesSuperiorReturns.com

NEW YORK, June 5, 2026 -- Genco Shipping & Trading Limited (NYSE:GNK) (“Genco” or the “Company”), the largest U.S. headquartered drybulk shipowner focused on the global transportation of commodities, today announced that independent proxy advisory firms Glass Lewis & Co. (“Glass Lewis”) and Egan-Jones Proxy Services (“Egan-Jones”) overwhelmingly supported the Genco Board on all agenda items regarding Director nominations and shareholder proposals and recommend that Genco shareholders vote on the WHITE proxy card “FOR” ALL of Genco’s director nominees.

In addition to supporting the current Genco Board, Glass Lewis and Egan-Jones also recommend that Genco shareholders vote “WITHHOLD” on all nominees of Diana Shipping Inc. (“Diana”), vote “FOR” the Shareholder Rights Plan that protects shareholders’ interests and “AGAINST” Diana’s shareholder proposals.

Genco issued the following statement in response:

We are pleased that Glass Lewis and Egan-Jones recognize the strength, independence and deep relevant expertise of Genco’s Board of Directors, who are best positioned to lead the Company forward and continue creating shareholder value. Both firms also recognize the successful execution of our Comprehensive Value Strategy by Genco’s Board, which has generated superior returns for shareholders.

We encourage all Genco shareholders to follow the recommendations of these leading independent proxy advisory firms and vote “FOR” all of Genco’s director nominees, “WITHHOLD” on Diana’s handpicked nominees and “AGAINST” their shareholder proposals.

Regarding Diana’s tender offer:1

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Glass Lewis noted, “The current bid at $24.80 per share, remains approximately $2 below the mean and median sell-side equity analyst NAV estimates and does not include a control premium. When considering the Company’s recent operating momentum and stand-alone case, the board's rejection appears defensible at this time…. Genco’s NAV position, recent operating performance, balance sheet profile, fleet investment record and capital return framework provide a basis for the board’s view that the revised offer appears to still undervalues the Company.”

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Egan-Jones noted, “Diana’s $24.80 per share bid sits below both analyst NAV estimates ($26.5–$26.8) and even its own cited NAV, with no evident control premium despite seeking 100% ownership and a full-board change. The tender offer is contingent on selling vessels at “fire-sale” prices, effectively shifting embedded asset upside and future cycle benefits from Genco’s shareholders to Diana and its partners. It would also prevent Genco's shareholders from benefiting from a stronger dry bulk shipping market in the future, which is consistent with Genco's current strategy.”

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Egan-Jones noted: “Genco has deliberately positioned itself to capitalize on an improving drybulk market through its conservative balance sheet, low cash breakeven structure, and CVS which prioritizes disciplined capital allocation and shareholder returns. Accepting a merger at this stage could force shareholders to relinquish exposure to a potentially favorable market cycle just as supply constraints and strengthening commodity trade flows are supporting higher vessel earnings.”

Regarding Genco’s Comprehensive Value Strategy and recent performance:1

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Glass-Lewis noted, “Recent operating performance supports the board’s view that shareholders retain meaningful stand-alone upside. In the first quarter of 2026, Genco generated net income of $9.3 million and adjusted EBITDA of $36.2 million, achieved an average daily TCE rate of $19,346 and paid a dividend of $0.35 per share. For the second quarter of 2026, the Company states that estimated TCE has increased to approximately $23,900 per day and that its dividend formula is projected to produce a $0.70 per share dividend. These disclosures support the board’s argument that the revised offer was made at a time when the Company was benefiting from improved drybulk market conditions and strengthening near-term earnings potential.”

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Egan-Jones noted, “Since launching the Comprehensive Value Strategy ("CVS") in April 2021, Genco has delivered a 249% TSR, materially outperforming the drybulk sector while navigating multiple rate pullbacks and demonstrating an ability to compound value through the cycle. Genco's superior returns over time weakens the case for a takeover. Usually, replacing a company's board is justified when the company has consistently performed poorly or its strategy has failed, but neither appears to be true for Genco.”

Regarding Genco’s engagement with Diana:1

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Glass Lewis noted, “Genco's process meaningfully weakens Diana’s argument that the board is acting to entrench itself or prevent shareholders from accessing a value-maximizing transaction…. The board evaluated the revised offer through a formal process, with external advice and financial analysis, rather than rejecting it without adequate consideration. The board has also not foreclosed further engagement, stating that it remains willing to meet again if Diana submits an offer that adequately compensates shareholders for the current full underlying value of Genco’s assets, as measured by NAV, and provides an appropriate control premium to NAV.”

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Egan-Jones noted, “Diana has confirmed that it held discussions with Genco at a private event and through follow-up phone calls, and that Diana’s CEO traveled to the United States to meet with Genco. However, Diana has argued that these interactions do not constitute “engagement.” In light of the fact that such discussions did occur between the parties, we do not find it reasonable to conclude that Genco failed to engage with Diana… Based on our engagement with both parties and their public disclosures, we note that Genco’s board has consistently indicated a willingness to explore strategic alternatives with Diana, including a potential transaction in which Genco would acquire Diana using a mix of cash and Genco equity, and has rejected Diana’s bids primarily on valuation and execution-risk grounds rather than out of any refusal to engage.”

Regarding Diana’s nominees:1

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Glass Lewis noted, “The board appears to have taken reasonable steps in relation to the Dissident Nominees. In particular, Genco requested to interview Diana’s candidates, while Diana’s counsel instead focused on the possibility of a meeting to discuss the acquisition proposal. Although the acquisition proposal and the proxy contest are interconnected, they remain distinct matters. In this respect, Diana’s reluctance to facilitate direct engagement between the board and the Dissident Nominees weakens its criticism of the board’s review of the competing slate.”

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Egan-Jones noted, “Diana’s slate is oriented toward transactions and restructurings and includes individuals with ties to Diana or value-destructive situations, heightening the risk that they would prioritize a sale over continuing Genco’s proven CVS strategy for existing shareholders. Additionally, though Diana claims its nominees are independent from Diana, there certainly exists a conflict of interest in one Company nominating directors to the board of a competitor”

Regarding Genco’s Board of Directors:1

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Egan-Jones noted, “Genco’s nominees collectively bring deep drybulk, finance, and operational expertise and have overseen the design and execution of the CVS [Comprehensive Value Strategy], with independent governance structures (annual elections, special committee, external advisers) used to evaluate Diana’s proposals.”

1 Permission to use quotes neither sought nor obtained.

The Board encourages shareholders to vote the WHITE proxy card “FOR” the reelection of Genco’s six highly qualified directors and according to the Board’s other recommendations, “WITHHOLD” on Diana’s nominees and “AGAINST” Diana’s shareholder proposals. The Board recommends that Genco shareholders reject Diana’s inadequate $24.80 tender offer by not tendering their shares.

For additional information on how shareholders can protect their investment, visit www.GencoDrivesSuperiorReturns.com.

If you have any questions or require any assistance with voting your shares, please call or email Genco’s proxy solicitor:

MacKenzie Partners, Inc.
Toll Free: 800-322-2885
Email: proxy@mackenziepartners.com

Jefferies LLC is acting as financial advisor to Genco and Herbert Smith Freehills Kramer (US) LLP and Sidley Austin LLP are serving as legal counsel to Genco. Morgan Stanley & Co. LLC is acting as special advisor to the Board of Directors.

About Genco Shipping & Trading Limited

Genco Shipping & Trading Limited is a U.S. based drybulk ship owning company focused on the seaborne transportation of commodities globally. We transport key cargoes such as iron ore, coal, grain, steel products, bauxite, cement, nickel ore among other commodities along worldwide shipping routes. Our wholly owned high quality, modern fleet of dry cargo vessels consists of the larger Newcastlemax and Capesize vessels (major bulk) and the medium-sized Ultramax and Supramax vessels (minor bulk), enabling us to carry a wide range of cargoes. Genco’s fleet consists of 43 vessels with an average age of 12.6 years and an aggregate capacity of approximately 4,935,000 dwt.

Forward-Looking Statements

This communication contains statements that may constitute forward-looking statements. These statements include, but are not limited to: statements related to the Company’s views and expectations regarding Diana Shipping Inc.’s unsolicited tender offer; any statements relating to the plans, strategies and objectives of management or the Company’s Board for future operations and activities; any statements concerning the expected development, performance, market share or competitive performance relating to products or services; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on the Company and its financial performance; and any statements of assumptions underlying any of the foregoing. Forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “budget,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. These forward-looking statements are based on our management’s current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this release are the following: (i) the Company’s plans and objectives for future operations; (ii) that any transaction based on Diana’s non-binding indicative proposal or otherwise may not be consummated at all; (iii) the ability of Genco and its shareholders to recognize the anticipated benefits of any such transaction; (iv) the exercise of the discretion of our Board regarding the declaration of dividends, including without limitation the amount that our Board determines to set aside for reserves under our dividend policy; and (v) other factors listed from time to time in our filings with the SEC, including, without limitation, our Annual Report on Form 10-K for the year ended December 31, 2025 and subsequent reports on Form 8-K and Form 10-Q. Our ability to pay dividends in any period will depend upon various factors, including the limitations under any credit agreements to which we may be a party, applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of our financial performance, market developments, and the best interests of the Company and its shareholders. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves.  As a result, the amount of dividends actually paid may vary. In addition, the forward-looking statements included in this communication represent the Company’s views as of the date of this communication and these views could change. However, while the Company may elect to update these forward-looking statements at some point, the Company specifically disclaims any obligation to do so, other than as required by federal securities laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this communication.

Important Information for Investors and Shareholders

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The Company has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC (available here). Any solicitation/recommendation statement filed by the Company that is required to be mailed to shareholders will be mailed to shareholders. THE COMPANY’S INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a copy of the solicitation/recommendation statement on Schedule 14D-9, any amendments or supplements thereto and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financials” section of the Company’s investor relations website at https://investors.gencoshipping.com/, or by contacting Peter Allen as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

Important Additional Information and Where to Find It

The Company has filed a definitive proxy statement on Schedule 14A, an accompanying WHITE proxy card, and other relevant documents with the SEC in connection with the solicitation of proxies from the Company’s shareholders for the Company’s 2026 Annual Meeting of Shareholders. THE COMPANY’S SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), THE ACCOMPANYING WHITE PROXY CARD, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the definitive proxy statement, an accompanying WHITE proxy card, any amendments or supplements to the definitive proxy statement, and other documents that the Company files with the SEC at no charge from the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financials” section of the Company’s investor relations website at https://investors.gencoshipping.com/.

Investor Contact

Peter Allen
Chief Financial Officer
Genco Shipping & Trading Limited
(646) 443-8550

Media Contact

Leon Berman
IGB Group
(212) 477-8438
lberman@igbir.com